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                                                            Exhibit (a)(11)

     JC Penney


     FOR IMMEDIATE RELEASE

     JCPENNEY ANNOUNCES FINAL PRORATION
     FOR ECKERD TENDER OFFER



               PLANO, TX, December 17 -- J. C. Penney Company, Inc. (JCP/NYSE) announced today the final proration results for the cash tender offer by its subsidiary, Omega Acquisition Corporation, for shares of common stock of Eckerd Corporation (ECK/NYSE). 35,279,919 shares of Eckerd common stock were accepted in connection with the tender offer, representing approximately 60.7 per cent of the shares tendered.

               Payment for the accepted shares is currently being made. As a result of the tender offer, JCPenney beneficially owns 50.1 per cent of the total number of outstanding shares of Eckerd. The tender offer terminated at 12:00 midnight on December 6, 1996.







     Contact:  Duncan Muir
               (972) 431-1329


     12/17/96



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